VIA EDGAR

March 24, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Morris

Re:	Alpha Healthcare Acquisition Corp. III (the “Company”)
Registration Statement on Form S-1 (File No. 333-253876)

Dear Mr. Morris:

BofA Securities, Inc. and PJT Partners LP, as representatives of the several underwriters, hereby join the Company in requesting withdrawal of our previous request for acceleration of the above-referenced Registration Statement, which was dated March 23, 2021. The undersigned hereby confirm that we are aware of our responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they related to the proposed public offering of Units of the Company specified in the above-referenced Registration Statement.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

BofA Securities, Inc.

By:	/s/ Michele Allong
Name: Michele Allong
Title: Authorized Signatory

PJT Partners LP

By:	/s/ Michael O’Donovan
Name: Michael O’Donovan
Title: Authorized Signatory

[Signature Page to Withdrawal of Acceleration Request by Underwriters]